# SECURITIES AND EXCHANGE COMMISSION
# WASHINGTON, D.C. 20549





## FORM 6-K/A

## REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of June 2002 Commission File Number 1-8481



**BCE Inc.**
*(Translation of Registrant's name into English)*

**1000, rue de La Gauchetière Ouest, Bureau 3700, Montréal, Québec H3B 4Y7, (514) 397-7000**
*(Address of principal executive offices)*

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F_____ Form 40-F__X

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes_____ No__X

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_____.

BCE Inc. hereby files a revised material change report dated June 14, 2002 concerning a public announcement made by Bell Canada on May 30, 2002. This Form 6-K is incorporated by reference in the registration statement filed by BCE Inc. with the Securities and Exchange Commission under Form F-3 on June 15, 2000 (Registration No. 333-12130), under Form S-8 on October 16, 2000 (Registration No. 333-12780), under Form S-8 on November 1, 2000 (Registration No. 333-12802) and under Form S-8 on November 1, 2000 (Registration No. 333-12804). Notwithstanding any reference to BCE Inc.'s Web site on the World Wide Web in the documents attached hereto, the information contained in BCE Inc.'s Web site or any other site on the World Wide Web referred to in BCE Inc.'s site is not a part of this Form 6-K and, therefore, is not filed with the Securities and Exchange Commission.

Bell

# News Release

For Immediate Release

## Bell Canada to further analyse CRTC decision

**Gatineau - (May 30, 2002)** - Bell Canada stated today that the Canadian Radio-television and Telecommunications Commission's (CRTC) decision on price caps regulatory framework requires extensive analysis before a final assessment can be made of its impact on Canada's telecommunications industry.

"This is a complex decision with far-reaching implications," said Bernard Courtois, Executive Counsel, Bell Canada and BCE.

"Accordingly, we will spend the next several days assessing the decision against Bell's objectives of achieving benefits for customers by creating sustainable competition among strong Canadian companies, by promoting facilities-based competition and by encouraging continuing investment in the telecommunications sector which is a cornerstone of economic growth and innovation in Canada."

"At first glance, it would appear that the Commission's decision may offer some benefit to customers and will place some new burdens on Bell, the financial consequences of which will require careful evaluation," Mr. Courtois concluded. Bell Canada will comment further in the next several days after it completes its initial assessment.

**About Bell Canada**

Bell Canada, Canada's national leader for communications in the Internet world, provides connectivity to residential and business customers through wired and wireless voice and data communications, high speed and wireless Internet access, IP-broadband services, e-business solutions, local and long distance phone and directory services. Bell Canada is owned by BCE Inc of Montréal (80%) and by SBC Communications Inc. of San Antonio, Texas (20%). For more information please visit **www.bell.ca**

- 30 -

**For further information, please contact:**
Catherine Hudon
Bell Media Relations
416-581-3311
1-888-482-0809
catherine.hudon@bell.ca

## SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

**BCE Inc.**

Michael T. Boychuk
Corporate Treasurer

Date: June 14, 2002